The Dreyfus Socially Responsible Growth Fund, Inc.

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Dreyfus Socially Responsible
Growth Fund, Inc.

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for The Dreyfus Socially Responsible Growth Fund, Inc. covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, L. Emerson Tuttle and Paul Hilton.

Despite headwinds caused by economic and geopolitical uncertainty early in the year, stocks generally bounced back in 2003, with many stock market indexes generating their first full calendar year of gains since 1999. The combination of historically low interest rates, lower federal income tax rates, progress in the war on terrorism and above-trend economic growth during the second half of the year helped propel stock prices higher.

While stocks in general may no longer be priced as attractively as they were at the start of the year, we believe that market fundamentals remain favorable based on recent forecasts of continued economic growth. However, our optimism is tempered by the understanding that some companies, industries and market sectors always perform better than others. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle and Paul Hilton, Portfolio Managers

How did The Dreyfus Socially Responsible Growth Fund, Inc. perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the fund's Initial shares produced a 26.00% total return, and the fund's Service shares provided a 25.75% total return.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a 28.67% total return for the same period.[2]

We attribute the fund and market's performance to an improving economy and a rallying stock market during the second through fourth quarters of the year. The fund's returns modestly trailed its benchmark, primarily because many of the smaller, lower-quality stocks that led the market's advance did not meet the fund's investment criteria.

What is the fund's investment approach?

The fund seeks to provide capital growth with current income as a secondary objective. The fund looks for growth-oriented companies that generally exhibit three characteristics: improving profitability measurements, a pattern of consistent earnings and reasonable prices. To pursue these goals, the fund, under normal circumstances, invests at least 80% of its assets in common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America.

What other factors influenced the fund's performance?

When 2003 began, the stock market was mired in economic weakness caused by corporate scandals, rising geopolitical tensions and restrained spending among many corporations. Despite a short-lived rally during the fourth quarter of 2002, stocks generally failed to advance during the first quarter of 2003. However, after the end to major combat in Iraq lifted a veil of uncertainty from the U.S. economy, investor sentiment began to improve. As a result, stocks began to rally strongly, led by many of the companies that had performed poorly during the three-year bear market. Although the rally later broadened to include higher-quality stocks, the market's leaders for 2003 were concentrated primarily among smaller, cyclical stocks, including those of formerly high-flying technology companies.

Because few of these relatively speculative stocks met our quality and valuation criteria, the fund's technology holdings lagged those of the S&P 500 Index, accounting for the bulk of the fund's underperformance relative to the benchmark during the reporting period. The fund's energy stocks also trailed their counterparts within the S&P 500 Index, but this area comprised a relatively small portion of the fund's total investment portfolio.

On the other hand, the fund received the greatest positive contributions to its performance from consumer cyclical stocks. Within this sector, we maintained a "barbell" approach toward retailers, favoring luxury goods providers such as Tiffany & Co. and Coach on one end, discount retailers such as TJX Cos. at the other end and generally avoiding the middle tier of retailers. High-end consumers continued to spend during the economic slowdown, and we saw a steady increase in sales from discount retailers when the economy began to recover.

The fund also benefited from its health care holdings. Unlike the S&P 500 Index's health care component, which was hindered by lackluster returns from large pharmaceutical stocks, the fund enjoyed strong results from a number of health care equipment companies, medical device manufacturers and managed care providers.

What is the fund's current strategy?

As of the end of the reporting period, we have eliminated the fund's exposure to telecommunications and utilities stocks, choosing instead to deploy those assets to stocks we believe will benefit from stronger economic growth, including companies in the technology, consumer discretionary and health care groups.

Can you highlight some of the fund's socially responsible investing activities?

We'd like to alert our shareholders about a pressing environmental issue: electronic waste. As computers have become newer, quicker and more efficient, older equipment has been rendered obsolete. These

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products often contain hazardous and toxic materials that pose environmental risks if they are sent to landfills or are incinerated. For example, computer monitors use cathode ray tubes (CRTs), which contain significant amounts of lead, and most printed circuit boards have small amounts of chromium, lead solder, nickel and zinc.

The National Recycling Coalition (NRC) offers several tips to consumers for recycling these products. Consider donating unused computer equipment to nonprofit and charitable organizations. If your equipment is broken or too old to be reused, you can send it to one of several companies that specialize in electronics recycling. Your local community may even offer a special program to take back electronic waste—just check the directory on the NRC website listed below. Finally, your computer manufacturer may provide a recycling option on their website, charging a nominal fee for transport. We have been in dialogue with management at Dell Computers and International Business Machines, both holdings in the fund, to encourage them to track recycling and set goals for improvement. Dell Computers, in particular, has demonstrated a serious commitment to improving recycling rates.

For more information on computer recycling, please visit the NRC's website at http://www.nrc-recycle.org/resources/electronics/managing.htm.

January 15, 2004

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of The Dreyfus Socially Responsible Growth Fund, Inc. made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in The Dreyfus Socially Responsible Growth Fund, Inc. Initial shares and Service shares and the Standard and Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/03*

	1 Year	5 Years	10 Years
Initial shares	**26.00%**	**(4.31)%**	**8.24%**
Service shares	**25.75%**	**(4.47)%**	**8.15%**

The data for Service shares primarily represents the results of Initial shares. Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of The Dreyfus Socially Responsible Growth Fund, Inc. on 12/31/93 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

6

The fund's Initial shares are not subject to a Rule 12b-1 fee. The fund's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the fund's Initial shares from December 31, 1993, through December 30, 2000, and the performance of the fund's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2003 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fund fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS
December 31, 2003

Common Stocks—97.8%	Shares	Value ($)
Consumer Discretionary—14.9%		
Bed Bath & Beyond	133,000 a	5,765,550
Coach	217,000 a	8,191,750
Cox Communications, Cl. A	185,000 a	6,373,250
Home Depot	180,000	6,388,200
Staples	204,000 a	5,569,200
TJX Cos.	424,000	9,349,200
Target	257,000	9,868,800
Tiffany & Co.	243,000	10,983,600
Viacom, Cl. B	191,000	8,476,580
Walt Disney	374,500	8,737,085
		79,703,215
Consumer Staples—6.4%		
Anheuser-Busch Cos.	131,000	6,901,080
PepsiCo	240,000	11,188,800
Procter & Gamble	80,000	7,990,400
Walgreen	214,500	7,803,510
		33,883,790
Energy—2.4%		
Anadarko Petroleum	121,500	6,197,715
Royal Dutch Petroleum (New York Shares), ADR	121,000	6,339,190
		12,536,905
Financials—11.4%		
ACE	146,000	6,047,320
American Express	283,500	13,673,205
American International Group	120,500	7,986,740
Axis Capital Holdings	27,700	811,056
Citigroup	341,500	16,576,410
Goldman Sachs Group	68,000	6,713,640
M&T Bank	31,500	3,096,450
Radian Group	123,000	5,996,250
		60,901,071
Health Care—24.1%		
Alcon	121,000	7,325,340
Amgen	178,000 a	11,000,400
Boston Scientific	330,000 a	12,130,800
Celgene	134,000 a	6,032,680
Forest Laboratories	246,000 a	15,202,800

8

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Johnson & Johnson	290,000	14,981,400
Medtronic	286,000	13,902,460
Pfizer	699,500	24,713,335
Stryker	42,000	3,570,420
Varian Medical Systems	93,500 [a]	6,460,850
WellPoint Health Networks	93,000 [a]	9,020,070
Zimmer Holdings	63,000 [a]	4,435,200
		128,775,755
Industrials—8.3%		
Avery Dennison	123,000	6,890,460
Danaher	140,000	12,845,000
Dover	226,000	8,983,500
Tyco International	593,000	15,714,500
		44,433,460
Information Technology—22.9%		
Analog Devices	205,000 [a]	9,358,250
Applied Materials	224,000 [a]	5,028,800
BEA Systems	487,000 [a]	5,990,100
Cisco Systems	977,000 [a]	23,731,330
Cognizant Technology Solutions	113,000 [a]	5,157,320
Dell	445,000 [a]	15,112,200
EMC	571,000 [a]	7,377,320
Hewitt Associates, Cl. A	210,000 [a]	6,279,000
International Business Machines	39,000	3,614,520
Microsoft	860,000	23,684,400
Symantec	210,000 [a]	7,276,500
UTStarcom	252,000 [a]	9,341,640
		121,951,380
Materials—1.0%		
Praxair	145,000	**5,539,000**
Semiconductors—6.4%		
Fairchild Semiconductor International	106,000 [a]	2,646,820
Intel	606,000	19,513,200
National Semiconductor	153,000 [a]	6,029,730
Texas Instruments	207,500	6,096,350
		34,286,100
Total Common Stocks		
(cost $440,213,902)		**522,010,676**

STATEMENT OF INVESTMENTS *(continued)*

Short-Term Investments–2.2%	Principal Amount ($)	Value ($)
Certificates of Deposit–.0%		
Self Help Credit Union, 1.15%, 3/16/2004	100,000	**100,000**
U.S. Treasury Bills–2.2%		
.80%, 2/26/2004	5,969,000	5,961,658
.84%, 3/11/2004	3,960,000	3,953,743
.83%, 3/18/2004	1,584,000	1,581,212
		11,496,613
Total Short-Term Investments (cost $11,596,292)		**11,596,613**
Total Investments (cost $451,810,194)	**100.0%**	**533,607,289**
Liabilities, Less Cash and Receivables	**(.0%)**	**(143,690)**
Net Assets	**100.0%**	**533,463,599**

[a]   *Non-income producing.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	451,810,194	533,607,289
Cash		316,855
Dividends and interest receivable		204,268
Receivable for shares of Common Stock subscribed		18,145
Prepaid expenses		54,857
		534,201,414
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		341,354
Payable for shares of Common Stock redeemed		323,183
Accrued expenses		73,278
		737,815
Net Assets ($)		**533,463,599**
Composition of Net Assets ($):		
Paid-in capital		755,412,868
Accumulated undistributed investment income–net		29,471
Accumulated net realized gain (loss) on investments		(303,775,835)
Accumulated net unrealized appreciation (depreciation) on investments		81,797,095
Net Assets ($)		**533,463,599**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	521,261,742	12,201,857
Shares Outstanding	21,910,176	515,106
Net Asset Value Per Share ($)	**23.79**	**23.69**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Cash dividends (net of $74,305 foreign taxes withheld at source)	4,486,719
Interest	105,791
Total Income	**4,592,510**
Expenses:	
Investment advisory fee—Note 3(a)	3,597,119
Prospectus and shareholders' reports	221,121
Professional fees	78,989
Shareholder servicing costs—Note 3(c)	68,991
Custodian fees—Note 3(c)	39,467
Distribution fees—Note 3(b)	24,224
Directors' fees and expenses—Note 3(d)	14,307
Loan commitment fees—Note 2	5,032
Registration fees	326
Miscellaneous	8,688
Total Expenses	**4,058,264**
Investment Income–Net	**534,246**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	572,765
Net unrealized appreciation (depreciation) on investments	110,456,965
Net Realized and Unrealized Gain (Loss) on Investments	**111,029,730**
Net Increase in Net Assets Resulting from Operations	**111,563,976**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2003	2002
Operations ($):		
Investment income–net	534,246	1,211,428
Net realized gain (loss) on investments	572,765	(117,506,676)
Net unrealized appreciation (depreciation) on investments	110,456,965	(99,629,629)
Net Increase (Decrease) in Net Assets Resulting from Operations	**111,563,976**	**(215,924,877)**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(531,273)	(1,229,370)
Service shares	(523)	(1,294)
Total Dividends	**(531,796)**	**(1,230,664)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Initial shares	54,435,818	60,389,408
Service shares	3,981,349	5,981,866
Dividends reinvested:		
Initial shares	531,273	1,229,370
Service shares	523	1,294
Cost of shares redeemed:		
Initial shares	(98,462,078)	(170,703,050)
Service shares	(2,184,906)	(2,952,051)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(41,698,021)**	**(106,053,163)**
Total Increase (Decrease) in Net Assets	**69,334,159**	**(323,208,704)**
Net Assets ($):		
Beginning of Period	464,129,440	787,338,144
End of Period	**533,463,599**	**464,129,440**
Undistributed investment income–net	29,471	27,021

STATEMENT OF CHANGES IN NET ASSETS *(continued)*

	Year Ended December 31,	
	2003	2002
Capital Share Transactions:		
Initial Shares		
Shares sold	2,612,164	2,761,458
Shares issued for dividends reinvested	22,640	64,567
Shares redeemed	(4,858,079)	(7,902,162)
Net Increase (Decrease) in Shares Outstanding	**(2,223,275)**	**(5,076,137)**
Service Shares		
Shares sold	190,969	271,381
Shares issued for dividends reinvested	27	69
Shares redeemed	(106,555)	(151,974)
Net Increase (Decrease) in Shares Outstanding	**84,441**	**119,476**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Initial Shares	2003	2002	2001	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	18.90	26.67	34.47	39.07	31.08
Investment Operations:					
Investment income−net[a]	.02	.05	.02	.32	.01
Net realized and unrealized gain (loss) on investments	4.89	(7.77)	(7.80)	(4.63)	9.34
Total from Investment Operations	4.91	(7.72)	(7.78)	(4.31)	9.35
Distributions:					
Dividends from investment income−net	(.02)	(.05)	(.02)	(.29)	(.01)
Dividends from net realized gain on investments	–	–	–	–	(1.35)
Total Distributions	(.02)	(.05)	(.02)	(.29)	(1.36)
Net asset value, end of period	23.79	18.90	26.67	34.47	39.07
Total Return (%)	26.00	(28.94)	(22.57)	(11.03)	30.08
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.84	.80	.78	.78	.79
Ratio of net investment income to average net assets	.12	.20	.06	.82	.04
Portfolio Turnover Rate	63.17	90.07	110.82	63.60	70.84
Net Assets, end of period ($ x 1,000)	521,262	456,014	779,063	1,075,089	897,539

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Service Shares	Year Ended December 31,			
	2003	2002	2001	2000[a]
Per Share Data ($):				
Net asset value, beginning of period	18.84	26.59	34.47	34.47
Investment Operations:				
Investment (loss)–net	(.03)[b]	(.00)[b,c]	(.06)[b]	–
Net realized and unrealized gain (loss) on investments	4.88	(7.75)	(7.82)	–
Total from Investment Operations	4.85	(7.75)	(7.88)	–
Distributions:				
Dividends from investment income–net	(.00)[c]	(.00)[c]	(.00)[c]	–
Net asset value, end of period	23.69	18.84	26.59	34.47
Total Return (%)	25.75	(29.14)	(22.85)	–
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.09	1.03	1.09	–
Ratio of net investment (loss) to average net assets	(.14)	(.01)	(.20)	–
Portfolio Turnover Rate	63.17	90.07	110.82	63.60
Net Assets, end of period ($ x 1,000)	12,202	8,115	8,275	1

[a]   *The fund commenced offering Service shares on December 31, 2000.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

The Dreyfus Socially Responsible Growth Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth, with current income as a secondary goal through equity investments in companies that not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. The fund is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Initial shares (150 million shares authorized) and Service shares (150 million shares authorized). Initial shares are subject to a shareholder services fee and Service shares are subject to a distribution fee. Each class of shares has identical rights and privileges, except with respect to the shareholder services plan, the distribution plan, and the expenses borne by each class and certain voting rights.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Effective April 14, 2003, the fund began pricing securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit.

(c) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $29,471, accumulated capital losses $303,671,845 and unrealized appreciation $81,693,105.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $7,523,105 of the carryover expires in fiscal 2008, $172,543,524 expires in fiscal 2009, $103,833,733 expires in fiscal 2010 and $19,771,483 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002, were as follows: ordinary income $531,796 and $1,230,664, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the fund did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets.

NOTES TO FINANCIAL STATEMENTS *(continued)*

The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2003, Service shares were charged $24,224 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Initial shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of Initial shares' average daily net assets for certain allocated expenses with respect to servicing and/or maintaining Initial shares shareholder accounts. During the period ended December 31, 2003, Initial shares were charged $18,633 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2003, the fund was charged $1,505 pursuant to the transfer agency agreement.

The fund compensates Mellon under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2003, the fund was charged $39,467 pursuant to the custody agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) During the period ended December 31, 2003, the fund incurred total brokerage commissions of $899,660, of which $90 was paid to Harborside Plus Inc., a wholly-owned subsidiary of Mellon Financial Corporation.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $294,965,508 and $337,182,519, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $451,914,184; accordingly, accumulated net unrealized appreciation on investments was $81,693,105, consisting of $86,682,980 gross unrealized appreciation and $4,989,875 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
The Dreyfus Socially Responsible Growth Fund, Inc.

We have audited the accompanying statement of assets and liabilities of The Dreyfus Socially Responsible Growth Fund, Inc., including the statement of investments, as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2003 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Dreyfus Socially Responsible Growth Fund, Inc., at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
February 2, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2003 as qualifying for the corporate dividends received deduction.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

—————————

Clifford L. Alexander, Jr. (70)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

—————————

Lucy Wilson Benson (76)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps, Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (67)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

Whitney I. Gerard (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

Arthur A. Hartman (77)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

George L. Perry (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

Other Board Memberships and Affiliations:
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 37

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 81 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 25 investment companies (comprised of 101 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.



NOTES







For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

The Dreyfus Socially Responsible Growth Fund, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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